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Form 1 Page 1 Execution Page	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY): 2/23/15	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Miami International Securities Exchange, LLC

2. Provide the applicant's primary street address (Do note use a P.O. Box): 7 Roszel Road, 5th Floor [redacted]
   Princeton, NJ 08540

15020169

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
   Telephone: 609-897-7300; Facsimile: 609-987-2210

5. Provide the name, title and telephone number of a contact employee: Barbara J. Comly, General Counsel, Miami International Securities Exchange, LLC (609-897-7300)

6. Provide the name and address of counsel for the applicant:
   Barbara J. Comly, General Counsel
   Miami International Securities Exchange, LLC
   7 Roszel Road, 5th Floor
   Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 9/10/07 (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act, 6 Del. C. 18-1 et seq.

RECEIVED
2015 FEB 25 PM 2:55

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Miami International Securities Exchange, LLC

Date: February 23, 2015

By: *Barbara J Comly*
Barbara J. Comly, General Counsel

Subscribed and sworn before me this 23rd day of February, 2015.

Jane Sciarra
Jane Sciarra
Notary Public of the State of New Jersey
My Commission Expires October 27, 2019

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

Exhibit M

Exhibit M

Exhibit Request:

Provide an alphabetical list of all members, subscribers or other users, including the following information:

1. **Name;**

2. **Date of election to membership or acceptance as a member, subscriber or other user;**

3. **Principal business address and telephone number;**

4. **If member, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);**

5. **Describe the type of activities primarily engaged in by the member, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of participants, subscribers, or other users in each; and**

6. **The class of membership, participation or subscription or other access.**

Response:

Attached is a list of the members of the Exchange as of February 23, 2015, including the information set forth in items 1-6 above.

MIAX Options™

MEMBER FIRMS

Total Firm 40 **As of February 23, 2015**

Member Firm:

Member Firm	Address	City	State	Zip	Tele #	Approval Date	Membership Type
ABN AMRO CLEARING CHICAGO LLC	175 West Jackson Blvd., Ste. 400	Chicago	IL	60604	(312) 604-8000	3/7/2013	EEM: CLEARANCE
AUTOMATED TRADING DESK FINANCIAL SERVICES, LLC	11 Ewall Street	Mt. Pleasant	SC	29464	(843) 789-2080	12/7/2012	EEM: ORD FLOW/CLEAR
BARCLAYS CAPITAL INC.	745 Seventh Avenue	New York	NY	10019	(212) 526-7000	12/7/2012	ALL MEMBERSHIPS
BMO CAPITAL MARKETS CORP.	3 Times Square, 27th Floor	New York	NY	10036	(212) 885-4000	10/10/2014	EEM: ORD FLOW/CLEAR
BNP PARIBAS SECURITIES CORP.	787 Seventh Avenue	New York	NY	10019	(212) 841-2000	4/21/2014	EEM: ORD FLOW/CLEAR
CITADEL SECURITIES LLC	131 South Dearborn Street	Chicago	IL	60603	(312) 395-2100	12/7/2012	PL/EEM: ORD FLOW
COMPASS PROFESSIONAL SERVICES, LLC	111 W. Jackson Blvd., 20th Fl.	Chicago	IL	60604	(312) 692-5000	12/7/2012	EEM: ORD FLOW/CLEAR
CONVERGEX EXECUTION SOLUTIONS LLC	1633 Broadway - 48th Floor	New York	NY	10019	(212) 486-7500	12/1/2014	EEM: ORD FLOW/CLEAR
CREDIT SUISSE SECURITIES (USA) LLC	11 Madison Avenue, 3rd Fl.	New York	NY	10010	(212) 325-2000	12/7/2012	EEM: ORD FLOW/CLEAR
DASH FINANCIAL LLC	910 Van Buren Street, 4th Fl.	Chicago	IL	60607	(847) 550-1730	12/7/2012	EEM: ORD FLOW/CLEAR
DEUTSCHE BANK SECURITIES INC.	60 Wall Street	New York	NY	10005	(212) 250-2500	1/25/2013	EEM: ORD FLOW/CLEAR
GLOBAL EXECUTION BROKERS, LP	401 City Avenue, Ste. 200	Bala Cynwyd	PA	19004	(610) 617-2600	12/7/2012	EEM: ORDER FLOW
GOLDMAN SACHS EXECUTION & CLEARING, L.P.	200 West Street	New York	NY	10282	(212) 902-1000	12/7/2012	EEM: CLEARANCE
GOLDMAN, SACHS & CO.	200 West Street	New York	NY	10282	(212) 902-1000	1/15/2013	PL/LMM

Member Firm:

Member Firm	Address	City	State	Zip	Tele #	Approval Date	Membership Type
GROUP ONE TRADING LP	440 South La Salle - Ste. 3232	Chicago	IL	60605	(312) 347-8864	10/20/2014	PL/L/RMM/EEM: ORD FLOW
IMC-CHICAGO, LLC D/B/A IMC FINANCIAL MARKETS	233 South Wacker Drive, #4300	Chicago	IL	60606	(312) 244-3300	8/26/2014	RMM
INSTINET, LLC	1095 Avenue of the Americas	New York	NY	10036	(212) 310-9500	3/27/2013	EEM: ORD FLOW/CLEAR
INTERACTIVE BROKERS LLC	One Pickwick Plaza, 2nd Fl.	Greenwich	CT	06830	(203) 618-5710	12/7/2012	EEM: ORD FLOW/CLEAR
ITG DERIVATIVES LLC	601 S. LaSalle, Ste. 300	Chicago	IL	60606	(312) 935-0125	12/7/2012	EEM: ORDER FLOW
J.P. MORGAN CLEARING CORP.	3 Chase Metrotech Center	Brooklyn	NY	11245	(347) 643-1000	12/7/2012	EEM: CLEARANCE
J.P. MORGAN SECURITIES LLC	383 Madison Avenue	New York	NY	10179	(201) 595-8471	12/7/2012	EEM: ORDER FLOW
JEFFERIES LLC	520 Madison Avenue	New York	NY	10022	(212) 284-2300	9/15/2014	EEM: ORD FLOW/CLEAR
KCG AMERICAS LLC	545 Washington Boulevard	Jersey City	NJ	07310	(201) 386-2891	12/7/2012	ALL MEMBERSHIPS
LEK SECURITIES CORPORATION	1 Liberty Plaza, 165 Broadway, 52nd Fl	New York	NY	10006	(212) 509-2300	6/5/2014	EEM: ORD FLOW/CLEAR
LIME BROKERAGE LLC	625 Broadway, 12th Fl.	New York	NY	10012	(212) 824-5000	12/7/2012	EEM: ORDER FLOW
MERRILL LYNCH PROFESSIONAL CLEARING CORP.	One Bryant Park, 6th Fl.	New York	NY	10036	(646) 743-1295	12/7/2012	EEM: ORD FLOW/CLEAR
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORAT	One Bryant Park	New York	NY	10036	(212) 449-1000	12/7/2012	EEM: ORD FLOW/CLEAR
MORGAN STANLEY & CO. LLC	1585 Broadway	New York	NY	10036	(212) 761-4000	12/7/2012	ALL MEMBERSHIPS
OPTIVER US LLC	130 E. Randolph Street, Ste. 1300	Chicago	IL	60601	(312) 821-9500	1/27/2015	RMM
PERSHING LLC	1 Pershing Plaza, 10th Fl.	Jersey City	NJ	07399	(201) 413-2000	3/12/2013	EEM: ORD FLOW/CLEAR
SIMPLEX TRADING, LLC	230 So. LaSalle St., Ste. 4-100	Chicago	IL	60604	(312) 360-2440	9/20/2013	EEM: ORDER FLOW

Member Firm:

Firm	Address	City / State / ZIP	Tele #	Approval Date	Membership Type
SOUTHWEST SECURITIES, INC.	1201 Elm Street, Ste. 3500	Dallas TX 75270	(214) 859-1800	2/8/2013	EEM: CLEARANCE
SUSQUEHANNA SECURITIES	401 City Avenue, Ste. 220	Bala Cynwyd PA 19004	(610) 617-2600	12/7/2012	PLMM
TIMBER HILL LLC	One Pickwick Plaza, Ste. 200	Greenwich CT 06830	(203) 618-5800	12/7/2012	PL/L/RMM/EEM: CLEAR
UBS SECURITIES LLC	677 Washington Boulevard	Stamford CT 06901	(203) 719-3000	12/7/2012	EEM: ORD FLOW/CLEAR
VOLANT LIQUIDITY, LLC	7 World Trade Center, Ste. 3301	New York NY 10007	(646) 484-3000	5/31/2013	EEM: ORDER FLOW
WEDBUSH SECURITIES INC.	1000 Wilshire Boulevard	Los Angeles CA 90017	(213) 688-8090	12/7/2012	EEM: CLEARANCE
WELLS FARGO SECURITIES, LLC	550 South Tryon Street, 6th Floor	Charlotte NC 28202	(704) 715-6133	4/11/2014	EEM: ORD FLOW/CLEAR
WOLVERINE EXECUTION SERVICES, LLC	175 W. Jackson Blvd., Ste. 200	Chicago IL 60604	(312) 884-4000	12/7/2012	EEM: ORD FLOW/CLEAR
WOLVERINE TRADING, LLC	175 W. Jackson Blvd., Ste. 200	Chicago IL 60604	(312) 884-3490	12/7/2012	PL/LMM

Activity Key - Market Maker:
PL = Primary Lead; L = Lead;
R = Regular

MIAX E-09

To: Grobbel, Christoph
Department: HQ/TM
Phone: 202.551.5491
Route: HQ-7a
Mail Stop: 7010
Building: SP1
Package Type:
Sender Name:

SCLEQ06RAMJM
2/24/2015 3:33:54 PM

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC
7 ROSZEL ROAD, SUITE 5-A
PRINCETON, NJ 08540

To:

Chris Grobbel
Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549